UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2017

Commission File Number: 000-50975

China Finance Online Co. Limited

(Translation of registrant’s name into English)

Hong Kong

(Jurisdiction of incorporation or organization)

17th Floor of Fuzhuo Plaza A,
No. 28 Xuanwai Street, Xicheng District,
Beijing, China 100052

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Explanatory Note

This Amendment No. 1 to Form 6-K (the “Form 6-K/A”) amends the unaudited financial results of China Finance Online Co. Limited (the “Company”) for the fourth quarter and full year ended December 31, 2016, which is contained in the press release originally filed as Exhibit 99.1 to the Form 6-K submitted to the Securities and Exchange Commission on April 13, 2017 (the “Form 6-K”). The unaudited condensed consolidated balance sheet did not reflect income taxes payable in the amount of $3.5 million and the unaudited condensed consolidated statements of comprehensive income did not reflect income tax expenses in the amount of $3.5 million.

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The impact on the Company’s unaudited condensed consolidated balance sheet and the unaudited condensed consolidated statements of comprehensive income for the fourth quarter and full year ended December 31, 2016 is set forth below:

Unaudited Condensed Consolidated Balance Sheet Data (In thousands of U.S. dollars)

	As of December 31, 2016
	As previously furnished	Adjustment	As Restated
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,819* as of December 31, 2016)	330	3,498	3,828
Total current liabilities	81,633	3,498	85,131
Total liabilities	82,332	3,498	85,830
Noncontrolling interests	(3,455)	(915)	(4,370)
Total China Finance Online Co. Limited Shareholders’ equity	88,747	(2,583)	86,164

* Income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited as previously furnished is $321. With an adjustment of $3,498, the current restated figure is $3,819.

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Unaudited Condensed Consolidated Statements of Comprehensive Income Data (In thousands of U.S. dollars, except share and ADR related data)

	Three months ended December 31, 2016			The year ended December 31, 2016
	As previously furnished	Adjustment	As Restated	As previously furnished	Adjustment	As Restated
Loss before income tax benefits (expenses)	(11,600)	-	(11,600)	(6,805)	-	(6,805)
Income tax benefits (expenses)	238	(3,547)	(3,309)	(614)	(3,547)	(4,161)

Net loss	(11,362)	(3,547)	(14,909)	(7,419)	(3,547)	(10,966)
Less: Net loss attributable to the noncontrolling interest	(1,157)	(914)	(2,071)	(8,373)	(914)	(9,287)
Net income (loss) attributable to China Finance Online Co. Limited	(10,205)	(2,633)	(12,838)	954	(2,633)	(1,679)

Net loss	(11,362)	(3,547)	(14,909)	(7,419)	(3,547)	(10,966)
Changes in foreign currency translation adjustment	(2,486)	49	(2,437)	(4,392)	49	(4,343)
Other comprehensive income (loss), net of tax	(2,486)	49	(2,437)	(4,392)	49	(4,343)
Comprehensive loss	(13,848)	(3,498)	(17,346)	(11,811)	(3,498)	(15,309)
Less: comprehensive loss attributable to noncontrolling interest	(1,157)	(914)	(2,071)	(8,373)	(914)	(9,287)
Comprehensive loss attributable to China Finance Online Co. Limited	(12,691)	(2,584)	(15,275)	(3,438)	(2,584)	(6,022)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.09)	(0.02)	(0.11)	0.01	(0.02)	(0.01)
Diluted	(0.09)	(0.02)	(0.11)	0.01	(0.02)	(0.01)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.45)	(0.12)	(0.57)	0.04	(0.11)	(0.07)
Diluted	(0.45)	(0.12)	(0.57)	0.04	(0.11)	(0.07)
Weighted average ordinary shares
Basic	113,465,823	-	113,465,823	113,213,912	-	113,213,912
Diluted	113,465,823	-	113,465,823	127,348,028	(14,134,116)	113,213,912
Weighted average ADSs		-			-
Basic	22,693,165	-	22,693,165	22,642,782	-	22,642,782
Diluted	22,693,165	-	22,693,165	25,469,606	(2,826,824)	22,642,782

Exhibit 99.1 to the Form 6-K is replaced and restated by Exhibit 99.1 hereto in its entirety to include all the adjustments above and the conforming changes in the descriptive language of the press release. In particular, the statement that “Net income attributable to China Finance Online for the full year 2016 was $1.0 million” is amended to read “Net loss attributable to China Finance Online was $1.7 million”. And the statement that “Fully diluted earnings per ADS attributable to China Finance Online was $0.04 for the full year 2016” is amended to read “Fully diluted loss per ADS attributable to China Finance Online was $0.07 for the full year 2016”.

The Company also corrected a clerical error and the “Revenues from financial information and advisory business for the full year 2016 were $10.5 million, a decrease of 38.7% compared with $17.2 million for 2015.” is amended to read “Revenues from financial information and advisory business for the full year 2016 were $10.7 million, a decrease of 37.8% compared with $17.2 million for 2015.”.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed. The Company’s Form 6-K, as amended by this Form 6-K/A, continues to speak as of the initial filing date of the Form 6-K.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	China Finance Online Reports Fourth Quarter and Full Year 2016 Unaudited Financial Results (Amended)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: April 28, 2017	By:	/s/ Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer

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